Carlyle Tactical Private Credit Fund

Class A Shares (TAKAX)

Class I Shares (TAKIX)

Class L Shares (TAKLX)

Class M Shares (TAKMX)

Class Y Shares (TAKYX)

Supplement dated January 27, 2021 to the Prospectus

This supplement amends the prospectus of Carlyle Tactical Private Credit Fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and retain it for future reference.

I.	Effective immediately, the section of the prospectus entitled SUMMARY OF FEES AND EXPENSES is hereby deleted and replaced with the following:

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

	Class A	Class I	Class L	Class M	Class Y
SHAREHOLDER TRANSACTION FEES
Maximum sales load imposed on purchases(1)	3.00%	None	3.50%	None	None
Early Withdrawal Charge on Shares Repurchased Within 365 Days of Purchase (as a percentage of proceeds)	None	None	None	None	None
Maximum contingent deferred sales charge	None	None	None	None	None

ANNUAL FUND EXPENSES(2)

(as a percentage of net assets attributable to Shares)

Management Fee(3)	1.36%	1.36%	1.36%	1.36%	1.36%
Incentive Fee(4)	1.85%	1.85%	1.85%	1.85%	1.85%
Interest payments on borrowed funds and securities sold short(5)	0.78%	0.78%	0.78%	0.78%	0.78%
Other expenses(6)	1.80%	1.30%	1.80%	2.05%	1.55%
Distribution fee(7)	0.50%	None	0.25%	0.75%	None
Shareholder Servicing fee(7)	None	None	0.25%	None	0.25%
All non-distribution and/or shareholder servicing other expenses	1.30%	1.30%	1.30%	1.30%	1.30%

Total annual fund expenses	5.79%	5.29%	5.79%	6.04%	5.54%
Expense reimbursement(8)	0.66%	0.66%	0.66%	0.66%	0.66%
Total annual fund expenses after expense reimbursement(8)	5.13%	4.63%	5.13%	5.38%	4.88%

(1)

Investors purchasing Class A Shares may be charged a sales load of up to 3.00% of the Investor’s net purchase, and Investors purchasing Class L Shares may be charged a sales load of up to 3.50% of the Investor’s net purchase. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. While Class M Shares are not subject to a front-end sales charge, if you purchase Class M Shares through certain financial firms, such firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. See “Plan of Distribution.”

(2)	Expenses have been restated to reflect current fees for Class A Shares, Class I Shares, Class L Shares, Class M Shares and Class Y Shares.

(3)

Restated to reflect the current Management Fee. The Management Fee paid by the Fund is calculated at the annual rate of 1.00% of the average daily value of the Fund’s Managed Assets (such amount not to exceed, in any case, 1.50% of Net Assets), which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 32.00% of its Net Assets. The Management Fee estimate in the table is greater than 1.00% since it is computed as a percentage of the Fund’s Net Assets for presentation therein. In addition, if the Fund borrows money in excess of the 32.00% debt-to-NAV ratio, then the Management Fee in relation to its Net Assets would be higher than the estimate presented in the table.

(4)

Restated to reflect the current Incentive Fee. The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments in portfolio companies. The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s Net Assets, equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. For purposes of computing the Fund’s pre- incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(5)

Interest expenses represent estimated interest related costs the Fund expects to incur in connection with the use of its credit facility. See “Summary of Terms — Leverage.” The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average rate of 32.00% of Net Assets.

(6)

Other expenses include reasonably estimated costs the Fund can expect to incur related to accounting, custody, transfer agency, legal, valuation agent, pricing vendor and auditing fees of the Fund, organizational and offering costs applicable to each class, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees.

(7)

The Fund may charge a distribution and/or shareholder servicing fee totaling up to 0.50% per year on Class A Shares, 0.50% per year on Class L Shares, 0.75% per year on Class M Shares and 0.25% on Class Y Shares. With respect to Class L Shares, 0.25% of the fee is characterized as a “shareholder service fee” and the remaining portion is characterized as a “distribution fee.” With respect to Class A Shares and Class M Shares, the entire fee is characterized as a “distribution fee.” With respect to Class Y Shares, the entire fee is characterized as a “shareholder service fee.”

The Fund may use these fees, in respect of the relevant class, to compensate Financial Intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class A Shares, Class L Shares, Class M Shares or Class Y Shares of the Fund. Such services may also include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

(8)

The Adviser and the Fund have entered into the Expense Limitation Agreement in respect of each of Class A Shares, Class I Shares, Class L Shares, Class M Shares and Class Y Shares under which the Adviser has agreed contractually through April 30, 2021 to waive its

Management Fee and/or reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses on a monthly basis to the extent that the Fund’s monthly total annualized fund operating expenses in respect of each Class (excluding (i) expenses directly related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes, brokerage costs, the Fund’s proportionate share of expenses related to co-investments, litigation and extraordinary expenses, (ii) Incentive Fees and (iii) any distribution and/or shareholder servicing fees) exceed 2.00% of the month-end NAV of such Class.

In consideration of the Adviser’s agreement to waive its Management Fee and/or reimburse the Fund’s operating expenses, the Fund has agreed to repay the Adviser in the amount of any waived Management Fees and Fund expenses reimbursed in respect of each of Class A Shares, Class I Shares, Class L Shares, Class M Shares and Class Y Shares subject to the limitation that a reimbursement will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap of such Class. The Adviser Recoupment for a class of Shares will not cause Fund expenses in respect of that class to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement will remain in effect for a one-year period from the date of this prospectus, unless and until the Board approves its modification or termination.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the expense reimbursement arrangement for only the first year).

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Class A
	1 Year	3 Years	5 Years	10 Years
	$81	$195	$307	$579
Class I
	1 Year	3 Years	5 Years	10 Years
	$47	$156	$264	$529
Class L
	1 Year	3 Years	5 Years	10 Years
	$86	$199	$311	$581
Class M
	1 Year	3 Years	5 Years	10 Years
	$55	$178	$297	$584
Class Y
	1 Year	3 Years	5 Years	10 Years
	$50	$163	$275	$547

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

II.	Effective immediately, the following is added to the end of the section of the prospectuses entitled MANAGEMENT OF THE FUND – Custodians, Distribution Paying Agent, Transfer Agent and Registrar:

The Fund has entered into arrangements with one or more financial intermediaries to provide sub-transfer agency and other services associated with Shareholders whose Shares are held of record in omnibus accounts. In return for these services, the Fund pays sub-transfer agency fees to such financial intermediaries.

January 27, 2021	CTAC-PROSUP-012721

Carlyle Tactical Private Credit Fund

Class N Shares (TAKNX)

Supplement dated January 27, 2021 to the Prospectus

This supplement amends the prospectus of Carlyle Tactical Private Credit Fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and retain it for future reference.

I.	Effective immediately, the section of the prospectus entitled SUMMARY OF FEES AND EXPENSES is hereby deleted and replaced with the following:

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

Class N
SHAREHOLDER TRANSACTION FEES
Maximum sales load imposed on purchases	None
Early Withdrawal Charge on Shares Repurchased Within 365 Days of Purchase (as a percentage of proceeds)	None
Maximum contingent deferred sales charge	None

ANNUAL FUND EXPENSES(1) (as a percentage of net assets attributable to Shares)
Management Fee(2)	1.36%
Incentive Fee(3)	1.85%
Interest payments on borrowed funds and securities sold short(4)	0.78%
Other expenses(5)	1.30%
Distribution fee	None
Shareholder Servicing fee	None
All non-distribution and/or shareholder servicing other expenses	1.30%

Total annual fund expenses	5.29%
Expense reimbursement(6)	0.66%
Total annual fund expenses after expense reimbursement(6)	4.63%

(1)	Expenses have been restated to reflect current fees.

(2)

Restated to reflect the current Management Fee. The Management Fee paid by the Fund is calculated at the annual rate of 1.00% of the average daily value of the Fund’s Managed Assets (such amount not to exceed, in any case, 1.50% of Net Assets), which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 32.00% of its Net Assets. The Management Fee estimate in the table is greater than 1.00% since it is computed as a percentage of the Fund’s Net Assets for presentation therein. In addition, if the Fund borrows money in excess of the 32.00% debt-to-NAV ratio, then the Management Fee in relation to its Net Assets would be higher than the estimate presented in the table.

(3)

Restated to reflect the current Incentive Fee. The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments in portfolio companies. The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s Net Assets, equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. For purposes of computing the Fund’s pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.
(4)

Interest expenses represent estimated interest related costs the Fund expects to incur in connection with the use of its credit facility. See “Summary of Terms — Leverage.” The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average rate of 32.00% of Net Assets.

(5)

Other expenses include reasonably estimated costs the Fund can expect to incur related to accounting, custody, transfer agency, legal, valuation agent, pricing vendor and auditing fees of the Fund, organizational and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees.

(6)

The Adviser and the Fund have entered into the Expense Limitation Agreement in respect of each class of Shares under which the Adviser has agreed contractually through April 30, 2021 to waive its Management Fee and/or reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses on a monthly basis to the extent that the Fund’s monthly total annualized fund operating expenses in respect of each class (excluding (i) expenses directly related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes, brokerage costs, the Fund’s proportionate share of expenses related to co-investments, litigation and extraordinary expenses, (ii) Incentive Fees and (iii) any distribution and/or shareholder servicing fees) exceed 2.00% of the month-end NAV of such class.

In consideration of the Adviser’s agreement to waive its Management Fee and/or reimburse the Fund’s operating expenses, the Fund has agreed to repay the Adviser in the amount of any waived Management Fees and Fund expenses reimbursed in respect of each class of Shares subject to the limitation that a reimbursement will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap of such class. The Adviser Recoupment for a class of Shares will not cause Fund expenses in respect of that class to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement will remain in effect for a one-year period from the date of this prospectus, unless and until the Board approves its modification or termination.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Class N Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the expense reimbursement arrangement for only the first year).

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Class N
	1 Year	3 Years	5 Years	10 Years
	$47	$156	$264	$529

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

II.	Effective immediately, the following is added to the end of the section of the prospectuses entitled MANAGEMENT OF THE FUND – Custodians, Distribution Paying Agent, Transfer Agent and Registrar:

The Fund has entered into arrangements with one or more financial intermediaries to provide sub-transfer agency and other services associated with Shareholders whose Shares are held of record in omnibus accounts. In return for these services, the Fund pays sub-transfer agency fees to such financial intermediaries.

January 27, 2021	CTAC-NPROSUP-012721